SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Metrocall Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

59164X 10 5
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott
1899 Wynkoop, Suite 800
Denver, Colorado 80202
(303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        (Continued on following pages)

CUSIP No. 59164X 10 5

      1.      Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Scion Capital, LLC

     2.      Check the Appropriate Box if a Member of a Group (See Instructions)

               (A)

               (B)

      3.      SEC Use Only

      4.      Source of Funds (See Instructions)    OO

      5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      6.      Citizenship or Place of Organization    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	378,876 378,876

      11.      Aggregate Amount Beneficially Owned by Each Reporting Person     378,876

      12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.      Percent of Class Represented by Amount in Row (11)    6.9%

      14.      Type of Reporting Person (See Instructions)    OO

CUSIP No. 59164X 10 5

      1.      Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Dr. Michael J. Burry

      2.      Check the Appropriate Box if a Member of a Group (See Instructions)

               (A)

               (B)

      3.      SEC Use Only

      4.      Source of Funds (See Instructions)    Not applicable

      5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      6.      Citizenship or Place of Organization    United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	378,876 378,876

      11.      Aggregate Amount Beneficially Owned by Each Reporting Person    378,876

      12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.      Percent of Class Represented by Amount in Row (11)    6.9%

      14.      Type of Reporting Person (See Instructions)    IN

        Items 2, 3, 4, and 5 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Metrocall Holdings, Inc., a Delaware corporation (“Metrocall”) previously filed by Scion Capital, LLC (“Scion”), by virtue of its beneficial ownership of Common Stock, are hereby amended.

Item 2.    Identity and Background

        No change except for the addition of the following:

        Dr. Michael J. Burry (together with Scion, the “Reporting Persons”) is a citizen of the United States. Dr. Burry’s business address is 1731 Technology Drive, Suite 550, San Jose, CA 95110. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        No change except for the addition of the following:

        Scion Value Fund, a Series of Scion Funds, LLC and Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC (the “Funds”) used a total of $6,504,036.22 to acquire shares of Common Stock since May 3, 2004. All amounts used by the Funds to acquire Common Stock were derived from the Funds’ capital available for investment.

Item 4.    Purpose of Transaction

        No change except for the addition of the following:

        The Funds’ acquisition of Common Stock since May 3, 2004 was for the purpose of increasing the Funds’ equity stake in Metrocall. The Reporting Persons intend to continuously review the Funds’ investment in Metrocall. Depending upon their evaluation of Metrocall’s prospects and upon future developments (including, but not limited to, the merger agreement Metrocall recently announced with Arch Wireless, Inc., the performance of the Common Stock in the market, availability of funds, alternative uses of funds, and general stock market and economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase additional Common Stock or dispose of all or a portion of the Common Stock held by such person. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

Item 5.    Interest in Securities of the Issuer

        No change except for the addition of the following:

        By virtue of the relationships previously reported in this Statement, each of the Reporting Persons may be deemed to indirectly beneficially own 378,876 shares of Common Stock, or approximately 6.9% of the outstanding shares of Common Stock (based on 5,462,285 shares of Common Stock outstanding, according to Metrocall’s quarterly report on Form 10-Q for the quarter ended March 31, 2004). Such shares of Common Stock are directly beneficially owned by the Funds. The Reporting Persons have sole voting power and sole investment power with respect to such shares. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. The transactions in shares of Common Stock effected by the Reporting Persons since March 4, 2004 are set forth on Exhibit A.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2004 /s/ Michael J. Burry Dr. Michael J. Burry, individually and as managing member of Scion Capital, LLC

EXHIBIT A

Transaction Date	Shares	Unit Price
03/15/2004	16,200	71.4007
03/16/2004	13,800	71.4907
03/17/2004	10,100	73.7817
03/29/2004	2,820	68.6188
03/29/2004	11,280	68.6188
03/30/2004	6,000	69.2022
03/30/2004	21,900	69.2022
03/31/2004	5,000	69.4968
03/31/2004	20,000	69.4968
04/06/2004	6,500	68.4440
04/29/2004	2,600	68.4640
04/30/2004	4,200	68.2466
04/30/2004	2,000	68.6900
05/03/2004	6,000	69.4030
05/03/2004	4,200	69.5395
05/03/2004	18,000	69.4030
05/04/2004	8,800	69.2324
05/05/2004	8,000	69.9579
05/06/2004	1,300	70.0891
05/06/2004	3,000	70.0891
05/07/2004	1,268	69.9821
05/07/2004	1,200	69.9821
05/10/2004	5,400	68.7837
05/11/2004	4,599	67.2755
05/11/2004	38,758	67.2755
05/12/2004	1,867	64.8040
05/12/2004	20,000	64.8040
05/25/2004	700	66.8757
05/25/2004	1,584	67.9799